BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Preliminary Synthetic Voting Map

Ordinary AND EXTRAORDINARY General MEETING

Meeting to be held on April 29, 2019

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to CVM Instruction #481 of December 17, 2009, hereby informs its shareholders and the general market that it received, on this date, the voting map related to the Ordinary and Extraordinary General Meeting to be held on April 29, 2019 ("General Meeting") sent by the financial institution that provides the Company’s bookkeeping services. Such map, hereby attached, consolidates the remote votes cast by means of custody agents and those which were sent directly to the bookkeeping agent.

The General Meeting will be held on April 29, 2019, at 11:00 am (BRT), at the Company‘s head office, located at Rua Jorge Tzachel, 475, in the City of Itajaí, State of Catarina State, Bairro Fazenda.

São Paulo, April 26, 2019

Lorival Nogueira Luz Junior

Chief Operations Officer

Chief Financial and Investor Relations Officer (Interim)

OGM - Ordinary General Meeting

Preliminary Synthetic Voting Map - Bookkeeping Agent

Description of Resolution	Ativo	Approve	%	Reject	%	Abstain	%
1. To take the account of the managers, to examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2018:	ON	70,914,667	99.62%	0	0.00%	267,748	0.38%
2. To set the annual global compensation of the management for the 2019 fiscal year in the amount up to R$90.5 million, which covers the limit proposed for the fixed compensation (salary or management fees, direct and indirect benefits and social contributions), severance benefits, variable compensation (profit sharing) and amounts related to the Stock Option Plan and Restricted Shares Plan of the Company:	ON	53,263,164	74.83%	17,904,001	25.15%	15,250	0.02%
3. To authorize, as a complementation to the resolution provided in item (ii) of the agenda of the Ordinary General Shareholders' Meeting, the increase of up to R$27.8 million to the amount of the annual global compensation of the Company's management for the 2019 fiscal year, which shall only be applicable in case the Board of Directors approves, based on Article 24 of the Bylaws, the increase of number of members of the Company's Board of Officers to up to eight (8) members, in which case the global annual compensation of the Company's management for the 2019 fiscal year shall be of up to R$118.3 million:	ON	53,263,164	74.83%	17,904,001	25.15%	15,250	0.02%
4. Indication of candidates for the fiscal council (the shareholder may indicate as many candidates as there are number of places to be filled in the general election)	-	-	-	-	-	-	-
Attilio Guaspari (Efetivo) / Susana Hanna Stiphan Jabra (Suplente)	ON	65,329,930	91.78%	5,837,235	8.20%	15,250	0.02%
Maria Paula Soares Aranha (Efetivo) / Mônica Hojaij Carvalho Molina (Suplente)	ON	71,167,165	99.98%	0	0.00%	15,250	0.02%
André Vicentini (Efetivo) / Valdecy Maciel Gomes (Suplente)	ON	71,167,165	99.98%	0	0.00%	15,250	0.02%
5. To set an annual global compensation for the 2019 fiscal year for the members of the Fiscal Council in the amount corresponding to, at least, ten percent (10%) of the average of the compensation paid to the Company's Board of Officers (not including benefits, representation allowances and profit sharing), under the terms of Article 162, § 3, of Law No. 6,404/1976:	ON	71,167,165	99.98%	0	0.00%	15,250	0.02%